UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                     FORM 5
              ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

( ) Check box if no longer subject to Section 16.
Form 4 or Form 5 obligations may continue. See Instructions 1(b).
( ) Form 3 Holdings Reported
( ) Form 4 Transactions Reported
1. Name and Address of Reporting Person
   Michael G. Cobb
   Small Town Radio, Inc.
   12600 Deerfield Parkway, Suite 100
   Alpharetta, Georgia 30004
   USA

2. Issuer Name and Ticker or Trading Symbol
   Worldwide PetroMoly, Inc.
   ("MOLY")

3. IRS Identification Number of Reporting Person, If an Entity (Voluntary)


4. Statement for Month/Year
   12/31/2001

5. If Amendment, Date of Original (Month/Year)

6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   ( ) Director ( ) 10% Owner (X) Officer (give title below) ( ) Other (specify below)
   Chief Financial Officer

7. Individual or Joint/Group Reporting (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

___________________________________________________________________________________________________________________________________
 Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned                                                 |
___________________________________________________________________________________________________________________________________|
1. Title of Security         |2.    |3.  |4.Securities Acquired (A)         |5.Amount of        |6.Dir |7.Nature of Indirect       |
                             |Transaction|  or Disposed of (D)              |  Securities       |ect   |  Beneficial Ownership     |
                             |Date  |Code|                                  |  Beneficially     |(D)or |                           |
                             |      |    |                  | A/|           |  Owned at         |Indir |                           |
                             |      |    |    Amount        | D |    Price  |  End of Year      |ect(I)|                           |
___________________________________________________________________________________________________________________________________|
                             |      |    |                  |   |           |                   |      |
                             |      |    |                  |   |           |                   |      |
___________________________________________________________________________________________________________________________________|
___________________________________________________________________________________________________________________________________
 Table II -- Derivative Securitites Acquired, Disposed of, or Beneficially Owned                                                   |
___________________________________________________________________________________________________________________________________|
1.Title of Derivative   |2.Con   |3.   |4.  |5.Number of De |6.Date Exer|7.Title and Amount  |8.Price|9.Number    |10.|11.Nature of|
  Security              |version |Transaction rivative Secu |cisable and|  of Underlying     |of Deri|of Deriva   |Dir|Indirect    |
                        |or Exer |Date |Code| rities Acqui  |Expiration |  Securities        |vative |tive        |ect|Beneficial  |
                        |cise Pr |     |    | red(A) or Dis |Date(Month/|                    |Secu   |Securities  |(D)|Ownership   |
                        |ice  of |     |    | posed of(D)   |Day/Year)  |                    |rity   |Benefi      |or |            |
                        |Deriva  |     |    |               |Date |Expir|                    |       |ficially    |Ind|            |
                        |tive    |     |    |           | A/|Exer-|ation|   Title and Number |       |Owned at    |ire|            |
                        |Secu    |     |    |           | D |cisa-|Date |   of Shares        |       |End of      |ct |            |
                        |rity    |     |    |  Amount   |   |ble  |     |                    |       |Year        |(I)|            |
___________________________________________________________________________________________________________________________________|
Stock Options           |$0.14   |10/24|A(1)|500,000    |A  |(2)  | (3) |Common Stock|500,000| (1)   |500,000     |D  |            |
                        |        |/01  |    |           |   |.    |     |            |       |       |            |   |            |
                        |        |     |    |           |   |     |     |            |       |       |            |   |            |
                        |        |     |    |           |   |     |     |            |       |       |            |   |            |
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___________________________________________________________________________________________________________________________________|

Explanation of Responses:

(1) These stock options were granted to Mr. Cobb pursuant to the Worldwide PetroMoly, Inc. Stock Incentive Plan.

(2) Options to purchase shares of common stock vested and became exercisable as to 25% of these options on October 24, 2001, and 7.5% of the options vested and became exercisable on each of November 30, 2001, December 31, 2001 and January 31, 2002. The remainder of the options will vest and become exercisable to the extent of 7.5% of the total at the end of each consecutive month of Mr. Cobb's employment.

(3) These options expire on either October 24, 2011 or 60 days after termination of Mr. Cobb's employment, whichever occurs first.




SIGNATURE OF REPORTING PERSON
/s/ Michael G. Cobb
DATE
February 14, 2002